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Form N-SAR for the First Investors New York Insured Tax Free Fund, Inc.
12/31/05

Sub-Item 77C:

A special meeting of the shareholders of the First Investors New York Insured Tax Free Fund, Inc. ("Fund") was held on October 28, 2005.

	The first proposal was to elect eight (8) Trustees. The following Trustees were elected: Charles R. Barton III, Stefan L. Geiringer,
Robert M. Grohol, Kathryn S. Head, Arthur M. Scutro, Jr., James M. Srygley, John T. Sullivan and Robert F. Wentworth.

	The second proposal was to approve the reorganization of the Fund into a series of a newly-established Delaware statutory trust. This proposal was approved with 7,093,553 shares voting for the adoption of the proposal and 184,341 shares voting against the adoption of the proposal.